

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2024

Steve Shum
Chief Executive Officer
NAYA Biosciences, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

> **Re: NAYA Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2024**
> **File No. 333-283872**

Dear Steve Shum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Marc Indeglia